February 19, 2015

Mr. William H. Broderick, III
Chairman of the Board
Bridge Builder Trust
12555 Manchester Road
St. Louis, MO  63131

Dear Mr. Broderick:

This letter is to confirm the agreement of Olive Street Investment Advisers, LLC ("Olive Street") with Bridge Builder Trust to waive the management fees it is entitled to receive as Investment Adviser of each of the series of the Trust listed on Schedule A (each a “Fund” and collectively, the “Funds”), to the extent management fees to be paid to Olive Street exceed the management fees that Olive Street is required to pay the Funds’ Sub-Advisers.  This waiver will become effective as of the launch date of each of the Funds and shall continue until at least April 27, 2016, and will continue thereafter for subsequent one year periods unless terminated in accordance with the terms herein.  For the avoidance of doubt, management fees waived pursuant to this agreement are not subject to reimbursement by the Funds.  Our agreement to waive management fees may not be terminated by us without the consent of the Board of Trustees of Bridge Builder Trust, which consent will not be unreasonably withheld, except that we may, at our election, terminate this agreement, effective upon the end of the then-current one-year period, by providing Bridge Builder Trust at least ninety (90) days prior written notice of such termination.

Sincerely,

/s/ William Fiala
William Fiala
Vice President, Olive Street Investment Advisers

SCHEDULE A

Series of Bridge Builder Trust
Bridge Builder Large Cap Growth Fund
Bridge Builder Large Cap Value Fund
Bridge Builder Small/Mid Cap Growth Fund
Bridge Builder Small/Mid Cap Value Fund

As of February 19, 2015